Exhibit 99.8

Runge, Inc. dba
	CONSENT OF AUTHOR	RungePincockMinarco

6251 Greenwood Plaza Boulevard
Suite 275
March 30, 2016		Greenwood Village, Colorado 80111

VIA EDGAR

United States Securities and Exchange Commission

RE:	FIRST MAJESTIC SILVER CORP. Annual Report on Form 40-F Consent of Expert

Dear Sirs/Madames:

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December

31, 2015 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2015.

I, Leonel López, C.P.G., of RungePincockMinarco, of 6251 Greenwood Plaza Blvd., Suite 275, Greenwood Village, Colorado 80111, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the “Technical Reports”).

•	Technical Report for the La Parrilla Silver Mine, Durango State, México, dated September 8, 2011;

•	NI 43-101 Technical Report for the Del Toro Silver Mine, Zacatecas State, México”, dated August 20, 2012;

•	Technical Report for the San Martin Silver Mine, Jalisco State, México dated May 23, 2013;

and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

Signature of Qualified Person

Leonel López, C.P.G.

Print name of Qualified Person

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